ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for three months ended March 31, 2006 and the audited financial statements for the year ended December 31, 2005. All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of May 3, 2006.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2	Overview

Anooraq is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four main areas or "limbs". Anooraq has interests in properties on the Northern, Eastern and Western Limbs of the Complex.

Most PGM production from the Bushveld Complex to date has been derived from underground mines developed on the Merensky and UG2 reefs, which are the main PGM-bearing horizons on the Eastern and Western Limbs of the Bushveld. The PGM-bearing horizon on the Northern Limb, called the Platreef, tends to be nearer to the surface and is wider than those on the other limbs, and so has potential for the discovery and development of large-scale deposits that are amenable to open pit mining.

In 2004, the Company entered into a merger agreement with a private South African Black Economic Empowerment ("BEE") company called Pelawan Investments (Proprietary) Limited ("Pelawan"). As the result of this transaction, Anooraq became a BEE entity.

Northern Limb

Prior to January 2004, Anooraq mainly focused on the acquisition and exploration of mineral properties (called "farms" in South Africa) on the Bushveld’s Northern Limb. Anooraq initially outlined a mineral resource in the Drenthe deposit on its Drenthe and Witrivier farms in 2000. In November 2003, Anooraq and a subsidiary of Anglo Platinum Limited ("Anglo Platinum"), which has an open pit operation nearby, formed the Boikgantsho Joint Venture (“Boikgantsho JV"), with Anooraq as the operator. The objective of the Boikgantsho JV is to explore and develop PGM deposits on the Drenthe and Witrivier farms and the northern portion of the Overysel farm, located immediately to the south of the Drenthe farm. Drilling

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

under the JV in 2004 expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

In March 2005, Anooraq completed a preliminary economic assessment of a potential open pit development on the Drenthe and Overysel North deposits, which gave positive returns. Following this, engineering studies directed toward the completion of a pre-feasibility study for the project were initiated; these are ongoing. Anooraq also completed an additional 24,000 meters of drilling on the Drenthe deposit in 2005. The program was designed to define measured mineral resources within the deposit and advance the project toward a feasibility study.

Anooraq also holds several other early exploration stage properties on the Northern Limb, as well as the more advanced Rietfontein farm. At Rietfontein, Ivanhoe Nickel and Platinum Ltd. ("Ivanplats") is earning an interest by carrying out exploration in conjunction with work on its adjacent Turfspruit farm. Ivanplats outlined mineralization on the Rietfontein farm through drilling in 2001.

Eastern Limb

Anooraq acquired a 50% interest in the Ga-Phasha PGM Project, located on the Eastern Limb of the Bushveld, approximately 250 kilometers northeast of Johannesburg. Ga-Phasha has significant PGM mineral resources outlined in the Merensky and UG2 Reefs that are open to further expansion. The Ga-Phasha Project is a 50/50 joint venture with Anglo Platinum.

The parties have continued to drill the Ga-Phasha Property, and completed a program targeting the Merensky Reef during the first quarter of 2006. Once the results have been reviewed, a timetable for completion of a feasibility study for the project will be determined.

In April 2006, the Company and Anglo Platinum announced that Anglo Platinum has agreed in principle to undertake, on commercial terms and subject to regulatory approvals, a financing into Anooraq, which will be limited to a maximum of US$10 million. The majority of the proceeds from the financing will be utilized by Anooraq to advance the Ga-Phasha project to a bankable feasibility study. Details of the financing structure and timing will be made available once finalized and once regulatory approvals are in place.

Western Limb

Anooraq is also the operator of exploration programs on the Thusong JV property, located on the Western Limb. The property is a 50/50 JV with Anglo Platinum.

Preliminary drilling was completed in the latter half of 2005. Three holes intersected PGM-bearing horizons. Follow up drilling is planned.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

DISCUSSION OF PROJECTS

1.2.1	Platreef Projects, Northern Limb

Boikgantsho JV Project

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary Plateau Resources (Proprietary) Limited ("Plateau"), entered into a joint venture agreement with Potgietersrust Platinums Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum formed an initial 50/50 joint venture to explore the properties for a period of up to five years. Under the agreement, during that period Anooraq would operate the exploration programs and spend up to ZAR 12.35 million (approximately C$2.5 million) on behalf of the Boikgantsho JV. These expenditures were completed by the end of 2004. Anooraq now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

Project Activities

A preliminary assessment of a potential open pit development of the Drenthe and Overysel North Deposits, based on mineral resources outlined to September 2004, was completed during the first quarter of 2005. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized. The preliminary assessment indicates favorable financial results for an open pit and conventional mill operation. Further details are provided in a technical report filled at www.sedar.com.(1)

[1] Qualified persons for the preliminary assessment are: Thomas Tulp, MAusIMM, Hatch Associates of Australia, D.M. Stone,
P.Eng.,of Minefill Services, Inc., David R. Reeves, MAusIMM (responsible for the Preliminary Assessment) and G.J. van der
Heever, Pr.Sci.Nat., (responsible for the Resource Estimate).

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Recommendations from the preliminary assessment are being followed up by pre-feasibility work that is still underway.

Infill drilling program

Drilling in 2005 focused on the Drenthe deposit. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. One hundred and thirty six vertical holes, totaling approximately 24,400 meters, were drilled at 50-meter intervals along 50-meter spaced lines. The program confirmed the continuity of the PGM mineralization within the Drenthe deposit. An independent consultant has been engaged to update the estimate of the mineral resources. This work is nearing completion.

Infrastructure

Representatives of the Company are participating in the Olifants River Joint Water Forum. The purpose is to ensure that the project’s water needs are communicated to the South Africa Department of Water Affairs so they are taken into account when the agency is planning or prioritizing water resource projects for the region.

Community Engagement

A dialogue has been established between the Company and the local Drenthe community, which will be affected by mining activities should development proceed. This specific community will need to be relocated before a mine could be developed. The community has elected a committee to represent them in these matters, and regular meetings are held between the parties.

Kwanda JV Project

Property Agreement

In May 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“RPM”), a subsidiary of Anglo Platinum (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM farms located on the Northern Limb of the Bushveld Complex. Under the agreements, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditures, totaling ZAR 25 million, within five years. The Company is required to spend ZAR 2.5 million in year one, ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five. The Company has not yet fulfilled its expenditure requirements in respect of years three and four, but is in negotiations with Rustenburg to amend the exploration expenditure schedule.

When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. RPM will retain a 20% interest in the joint venture.

Drilling

Two inclined diamond drill holes, a total of 535 metres, were drilled in 2005 to test the potential for the "Platreef-style" mineralization. Platreef-like rocks and patchy sulphides were encountered in both holes. No work is currently planned for Kwanda.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2	Ga-Phasha JV Project, Eastern Limb

Agreement

In January 2004, the Company entered into an agreement with Pelawan, a private South African BEE company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as "Paschaskraal") PGM project on the Eastern Limb of the Bushveld Complex in South Africa. The transaction between Anooraq and Pelawan was completed on September 29, 2004.

The Ga-Phasha property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo Platinum through its RPM subsidiary and 50% by the Company through its subsidiary Plateau. The 50/50 joint venture between Plateau and RPM is governed by, among other things, a shareholders agreement relating to Micawber dated September 22, 2004.

On March 28, 2005, Pelawan sold 7.9 million of the Anooraq shares it was permitted to sell under the agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of certain shares held by the Pelawan Trust were distributed to Pelawan’s shareholder base, comprising 15 broadly-based BEE entities, including women’s’ investment groups, cultural trusts and Limpopo-based groups within those areas where Anooraq’s proposed mining activities are situated.

The Share Exchange Agreement related to the reverse take over (“RTO”) (the “Share Exchange Agreement”) provides that if any financings for the Ga-Phasha and Drenthe-Overysel (Boikgantsho JV) projects (the “Projects”) take place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings cause Pelawan’s shareholding in Anooraq (currently approximately 56%) to fall below a 52% minimum shareholding, Anooraq will issue additional common shares to Pelawan in order to maintain that minimum. The 52% minimum shareholding allows for compliance with BEE equity requirements under the new South African mineral legislation, and was also a requirement of the South African Reserve Bank’s approval of the RTO. Originally, the Finalization Date was September 30, 2005, but by agreement between Anooraq and Pelawan the date has now been extended, as described in further detail below.

The Share Exchange Agreement further provided, to the extent that no such dilutive financings had actually taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose is to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the Share Exchange Agreement provides that the quantum of such deemed financings will equal:

(a)	30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

(b)

to the extent that such bankable feasibility studies have not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand.

Following the Finalization Date, Anooraq has the right but no obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of agreement between the parties, a dilutive financing totaling $98.4 million (and issuance of shares based on the then market value of the shares) would have been deemed to have taken place as at such date. Based on the current trading range of Anooraq’s common shares, such deemed financing would have resulted in deemed dilution of Pelawan’s current shareholding of approximately 56% to a level well below 52% and, accordingly, would have required the issue of a significant number of additional common shares to Pelawan in order to restore its 52% shareholding level (taking such deemed financings into account). Anooraq and Pelawan have agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

(b)

any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, being a transaction having a transaction value that exceeds 30% of Anooraq’s market capitalisation at the time of such announcement; and

(c)	December 31, 2006.

Accordingly, the additional common shares which would, under the original terms of the Share Exchange Agreement, have become issuable to Pelawan by Anooraq as of September 30, 2005 were not required to be issued at that time and the determination of whether any additional common shares will be required to be issued to Pelawan in light of any actual or deemed dilutive financings will be made in due course on the Finalization Date, as amended. The method for determining whether such additional common shares will be issuable upon the Finalization Date remains as described above. Therefore, upon the Finalization Date, the dilutive financings for the purposes of calculating whether any additional common shares are issuable to Pelawan will be the actual dilutive financings undertaken in relation to the Projects to date and, to the extent that no such financings have been undertaken, will be the deemed dilutive financings as described above.

Project Activities

Exploration and administrative expenditures of approximately $54,784 were incurred by the Company on the Ga-Phasha Project in the quarter ended March 31, 2006. During the quarter, prior year expenditures amounting to $67,499 were reversed by Anglo Platinum resulting in a net deficit expenditure of $12,715. These are included in the costs discussed under Results of Operations.

The Ga-Phasha Project area is situated on the Eastern Limb of the Bushveld Igneous Complex. Two platinum-bearing horizons occur on the property: the UG2 chromitite and the Merensky Reef.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Prior to the involvement of Anooraq, Anglo Platinum (and others) had carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha property. Significant mineral resources were outlined in the UG2 and Merensky Reefs. South African consultants, Global Geo Services (Pty) Ltd. carried out a resource estimate on behalf of Anooraq in early 2004 based on information received to that time from Anglo Platinum.

Anooraq and its consultants are reviewing the data associated with the drilling as it is received.

Under a preliminary development plan, proposed in 2001-2002, the UG2 Reef was seen as the principal target reef horizon for mining, with mineralization being processed through a joint concentrator situated on Anglo Platinum’s adjacent Twickenham property. However, Anglo Platinum and Anooraq are currently of the view that the value of Ga-Phasha could be optimized by exploiting both the Merensky and UG2 Reef horizons, and embarked on a program designed to provide the necessary data for a bankable feasibility study.

The program involved further drilling of the Merensky Reef. This program was completed in the first quarter of 2006, and results are currently being reviewed. It is expected that the review will be completed by the end of the second quarter of 2006, following which the further studies and a timetable for a bankable feasibility study will be determined.

1.2.3	Thusong JV Project, Western Limb

In May 2004, the Company entered into a joint venture agreement with a subsidiary of Anglo Platinum, called the Thusong Platinum Mine Joint Venture ("the Thusong JV"), to explore and develop PGM, gold and nickel mineralization on three farms, covering an area of approximately 7,713 hectares, on the Western Limb of the Bushveld. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore the three farms for a period of up to five years. The exploration target is high-grade PGM deposits within the Merensky and UG2 Reefs, similar to those at Anglo Platinum’s nearby Union Mine. Anooraq is the operator.

Project Activities

Anooraq carried out preliminary geological investigations and preliminary drilling in 2005. Four holes were drilled. The Merensky and UG2 reefs were intersected in three of the holes. For example in drill hole TH002, weathered Merensky reef was intersected at 23.3 -24.2 meters, and chromitite bands bounded the upper and lower contacts. A relatively flat-lying (25 degrees eastward dip) interval of the UG2 chromitite horizon was also encountered in the hole at a depth of 46.4 -47.3 meters. In addition, most intersections are near-surface, indicating the potential for open pit mining. Further work is being planned to take place in mid-2006, beginning with a geophysical survey.

1.2.4	Market Trends

Commodity prices continued on a bullish upward trend in 2005, driven by independent speculative buying. Platinum prices increased in 2005, averaging approximately US$896/oz. Platinum has continued to increase in 2006, averaging US$1055/oz in to late April. Palladium prices declined in 2005, averaging approximately US$201/oz, but have increased in early 2006, averaging US$309/oz to the end of April.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Gold prices averaged approximately US$445/oz in 2005. Gold prices have continued on an uptrend in 2006, averaging US$568/oz to the end of April.

Base metal prices were also strong in 2005. Nickel prices averaged US$6.60/lb in 2005. Nickel prices have continued to increase in 2006, averaging US$7.07/lb in the year to date. Copper prices averaged US$1.59/lb in 2005, rapidly increasing in 2006 to average US$2.35/lb to the end of April.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

	December 31,	December 31,	October 31,
	2005	2004	2003

Current assets	$5,159,433	$15,787,528	$5,639,716
Mineral property interests	8,502,000	8,494,358	4,200,000
Other assets	174,163	197,995	16,990
Total assets	13,835,596	24,479,881	9,856,706

Current liabilities	378,997	1,413,234	528,277
Long term liabilities	–	–	–
Shareholders' equity	13,456,599	23,066,647	9,328,429
Total liabilities and shareholders' equity	$13,835,596	$24,479,881	$9,856,706

	Year ended	14 months ended	Year ended
	Dec 31, 2005	Dec 31, 2004	Oct 31, 2003
Expenses
Conference and travel	$646,992	$486,481	$180,613
Consulting	965,720	536,216	100,974
Depreciation	48,503	39,121	20,637
Exploration	5,191,818	7,821,145	1,943,147
Foreign exchange	68,720	145,199	(19)
Interest income	(119,779)	(485,452)	(46,060)
Legal, accounting and audit	474,422	479,731	32,657
Office and administration	551,278	457,571	131,216
Salaries and benefits	1,659,465	834,223	402,989
Shareholders communications	260,155	342,848	193,835
Trust and filing	85,254	159,633	17,539
Subtotal	9,832,548	10,816,716	2,977,528
Stock based compensation	2,536,253	2,466,548	485,962
Future income tax recovery	(65,000)	–	–
Write-off (recovery) of amounts receivable	–	(256,000)	365,924
Loss for the year	$12,303,801	$13,027,264	$3,829,414

Loss per share	$0.08	$0.18	$0.11

Weighted average number of common shares
outstanding (thousands)	148,107	73,017	34,126

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Results of Operations

The loss for the three months ended March 31, 2006 was $1,009,714 compared to a loss of $3,779,164 for the first quarter 2005, due primarily from decreased exploration activity and related expenses. The Company recorded a loss of $0.01 per share for the first quarter of 2006, compared to a loss of $0.03 per share for the same quarter of 2005.

Exploration expenditures decreased in the first quarter of the year to $91,994 from $2,381,448 in the first quarter of fiscal 2005 due to decreased activities at the Boikgantsho and Ga-Phasha projects.

The exploration expenses for the first quarter of 2006 were mainly incurred on the Boikgantsho project, and planning and development of a technical report on the Ga-Phasha project.

Legal, accounting and audit for the period ended March 31, 2006 amounted to $166,812 in comparison to $130,257 for the first quarter of fiscal 2005. Office and administration for the first quarter of 2006 amounted to $70,687 in comparison to $173,789 spent for the first quarter of fiscal 2005.

Conference and travel costs decreased from $222,211 incurred in the first quarter 2005 to $87,663 incurred for the first quarter 2006 due to decreased travel activity of work rotation of project engineers.

Consulting costs decreased to $52,553 in comparison to $316,058 spent in the first quarter of fiscal 2005. Salaries and benefits for the first quarter of 2006 amounted to $375,394 in comparison to $359,523 spent in the first quarter of fiscal 2005. Trust and filing for the period ended March 31, 2006 amounted to $84,116 in comparison to the $75,970 incurred in the first quarter of fiscal 2005.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Summary of Quarterly Results

Expressed in thousands, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Oct 31	July 31
	2006	2005	2005	2005	2005	2004	2004	2004
Current assets	4,117	5,159	6,369	8,327	12,079	15,788	17,890	22,819
Mineral properties	8,493	8,502	8,661	8,495	8,495	8,494	10,664	4,200
Other assets	161	174	181	179	191	198	172	32
Total assets	12,771	13,835	15,211	17,001	20,765	24,480	28,726	27,051

Current liabilities	287	379	351	1,248	1,488	1,413	2,353	798
Long term liabilities	–	–	–	–	–	–	1,561	–
Shareholders’ equity	12,484	13,456	14,860	15,753	19,277	23,067	24,812	26,253
Total liabilities and
shareholders’ equity	12,771	13,835	15,211	17,001	20,765	24,480	28,726	27,051

Expenses
Exploration	92	15	526	2,318	2,381	1,270	2,063	1,924
Conference and travel	88	208	26	191	222	110	208	99
Consulting	53	86	127	440	316	59	169	119
Foreign exchange loss (gain)	9	202	(113)	(119)	99	55	111	37
Interest expense (income)	(28)	(27)	12	(60)	(45)	(96)	44	(125)
Legal, accounting and audit	167	173	(7)	178	130	134	(150)	117
Office and administration	71	121	158	96	174	129	115	131
Salaries and benefits	375	465	422	412	360	225	243	117
Shareholder communications	61	40	54	90	76	41	112	53
Trust and filing	84	3	(2)	8	76	9	(1)	24
Subtotal	972	1,286	1,203	3,554	3,789	1,936	2,914	2,496
Stock-based compensation -
exploration	24	(155)	32	843	(6)	9	19	433
Stock-based compensation -
office and administration	12	(367)	124	2,069	(4)	3	7	502
Future income tax expense
(recovery)	–	117	(182)	–	–	–	–	–
Loss for the period	1,008	881	1,177	6,466	3,779	1,948	2,940	3,431

Basic and diluted loss per share	0.01	0.01	0.01	0.04	0.02	0.01	0.03	0.06

Weighted average number of
common shares outstanding	148,220	148,107	148,069	148,028	148,020	147,652	86,349	51,925

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

At March 31, 2006, the Company had working capital of approximately $3.8 million as compared to $4.8 million at the end of the 2005 fiscal year, and the cash position at March 31, 2006 was approximately $3.7 million.

Anooraq's sources of capital are primarily equity and debt investors. The Company's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing could result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at March 31, 2006 are not sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2006. However, future programs may be deferred and operations curtailed if additional funding is not secured, and the Company anticipates being able to raise the necessary financing.

The Company had 148,220,407 common shares outstanding at March 31, 2006. As the Company chooses to proceed on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

In the event of equity financing, Pelawan, pursuant to the Share Exchange Agreement, is entitled to be topped up (see note 7(b) of the December 31, 2005 consolidated audited financial statements), and Pelawan is to be topped if a “deemed financing” occurs.

In April 2006, the Company and Anglo Platinum announced that Anglo Platinum had agreed in principle to undertake, on commercial terms and subject to regulatory approvals, a financing into Anooraq, which will be limited to a maximum of US$10 million.

The Company has no capital lease obligations, operating leases or any other long term debt. The Company has routine market-price leases on its office premises in Johannesburg.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

At March 31, 2006, Anooraq had working capital of approximately $3.8 million as compared to $4.8 million at the end of the 2005 fiscal year. The Company had approximately 148 million common shares outstanding at March 31, 2006.

1.8	Off-Balance Sheet Arrangements

None.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the first quarter of 2006 HDI billed Anooraq $322,047 as compared to $435,621 for the first fiscal quarter of 2005 for such services and cost reimbursements.

Pelawan is a significant shareholder of the Company and has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the period ended March 31, 2006, the Company paid $nil (first fiscal quarter 2005 – $361,003) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company. Pelawan's employees and consultants were transferred to Plateau, a subsidiary of the Company, as of July 1, 2005 and are charging their time and services directly to Plateau.

During the period ended March 31, 2006, the Company paid or accrued $27,101 (first fiscal quarter 2005 – $25,053) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2005, which have been publicly filed on SEDAR at www.sedar.com. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

ANOORAQ RESOURCES CORPORATION
THREE MONTHS ENDED MARCH 31, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at May 3, 2006. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				148,220,407

Share purchase options	October 26, 2006	$1.95	335,000
	October 26, 2006	$2.00	35,000
	October 26, 2006	$1.64	200,000
	July 01, 2007	$0.95	100,000
	September 28, 2007	$1.40	425,000
	December 14, 2007	$1.40	408,200
	December 14, 2010	$1.40	3,065,000	4,568,200

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.